SECUR 06002880 ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EUROPEAN INVESTORS CORPORATE FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 FIFTH AVENUE
(No. and Street)

NEW YORK (City) **NY** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OLGA BARBA **(212) 644-0794**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42ND STREET (Address) **NEW YORK** (City) **NY** (State) **10165** (Zip Code)

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED MAR 01 2006 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
BEST AVAILABLE COPY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. STUART MACKINTOSH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EUROPEAN INVESTORS CORPORATE FINANCE, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

OLGA BARBA
Notary Public, State of New York
No. 01BA5067488
Qualified in Westchester County
Commission Expires October 15, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Notes to Financial Statements.

X (p) Independent Auditors' Report on Internal Accounting Control

EUROPEAN INVESTORS CORPORATE FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 662,609
Due from parent company for income taxes	19,391
Total assets	682,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	6,324
Due to affiliate	299,892
Total liabilities	306,216
Stockholder's equity	
Common stock - $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Paid in capital	49,000
Retained earnings	325,784
Total stockholder's equity	375,784
Total liabilities and stockholder's equity	$ 682,000

See notes to financial statements